FORMATION

Formation Capital Corporation
Suite 1730 - 999 West Hastings Street
Vancouver, BC, Canada V6C 2W2
Tel: 604.682.6229 Fax: 604.682-6205
Website: www.formcap.com

RECEIVED
2008 DEC -2 A 4:23
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

[redacted]

08006060

US Securities & Exchange Commission
International Corporate Finance, Stop 3628
100 F Street, NE
Washington, DC, USA
20549
Reference #82-2783

SUPPL

November 17, 2008

Re: Reference File #82-2783

Attached is a copy of Formation Capital Corporation's News Release entitled, "Formation Resolves Appeals with Environmental Groups on Idaho Cobalt Project". It was officially released on November 17, 2008.

Thanks and best regards,

Rick Honsinger
VP Corporate Communications

PROCESSED
DEC 03 2008
THOMSON REUTERS

Formation Capital Corporation
1730 - 999 West Hastings St.
Vancouver, BC V6C 2W2
www.formcap.com
604.682.6229

Formation Capital Corporation
Suite 1730 – 999 West Hastings Street
Vancouver, B.C. Canada V6C 2W2
Tel: 604.682.6229 Fax: 604.682-6205
Website: formcap.com

Formation

Formation Resolves Appeals with Environmental Groups on Idaho Cobalt Project

Vancouver, B.C., November 17, 2008 - Formation Capital Corporation ("Formation", FCO-TSX,) reports today that its wholly owned subsidiary Formation Capital Corporation, U.S (the Company) reached an agreement with two environmental groups who appealed the June 2008, Forest Service Record of Decision, the Boulder White-Clouds Council and Earthworks. Company president William G. Scales stated, "We are very happy with the outcome of these negotiations, as they help to clear the way for the development of the Idaho Cobalt Project ("ICP") early in 2009". In reaching the agreement the parties collaborated to revise a methyl-mercury study plan and copper loading demonstration plan. The two plans will now be submitted to the Idaho Department of Environmental Quality (DEQ) for review and to the Forest Service for inclusion into the Idaho Cobalt Project Plan of Operations.

The methyl-mercury study implements the DEQ guidance for mercury water quality criteria. Although there are no specific concerns regarding methyl-mercury at the ICP, the Company recognizes the importance of a monitoring program and is a willing participant in a study that involves analysis of fish tissue to determine impacts on water quality due to mercury. The collaborative effort resulted in a refined, site specific plan that satisfies DEQ requirements while minimizing impact to the fish population.

Through a cooperative approach, a copper loading demonstration plan was designed to protect the watershed from additional copper loading that may occur due to activities at the ICP. Predictions made by the Dynamic Systems Model used in the Final EIS indicate that no significant negative effects are expected; however, the plan describes a methodology for monitoring surface and ground water quality to determine if additional copper loading occurs and its source. The plan further describes the specific countermeasures that will be employed should degradation be observed. Preston Rufe, Environmental Manager for the Idaho Cobalt Project, praised the technical staff of the environmental groups stating, "We are pleased to have reached this settlement, and believe it results in superior plans being submitted to the agencies".

Under the terms of the agreement, Formation requested that the DEQ and the U.S. Environmental Protect Agency (EPA) set an effluent concentration limit of 10 ppb for arsenic in the NPDES discharge permit for the Idaho Cobalt Project. General Manager of the ICP, Guy Jeske, stated "while the current state standard for arsenic is 50 ppb the company felt that requesting the lower limit further demonstrates Formation's commitment to protecting the environment and illustrates our proactive management strategy." By resolving these issues, the Boulder White-Clouds Council and Earthworks further agreed to not challenge the upcoming Forest Service's Record of Decision approval of the Plan of Operations, the DEQ's issuance of the 401 certification and the EPA issuance of an NPDES permit.

Once in production, Formation's Idaho Cobalt Project will provide the United States with high purity super alloy grade cobalt metal required for critical applications such as the construction of jet airplane engines, land based turbines, catalysts for gas to liquid technology, and batteries used in hybrid and electric cars. The Company trades on the Toronto Stock Exchange under the symbol FCO.

Formation Capital Corporation

"Mari-Ann Green"

Mari-Ann Green, C.E.O.

For further information please contact:
E.R. (Rick) Honsinger, P.Geo., V.P. Corporate Communications
Formation Capital Corporation, 1730 – 999 West Hastings Street, Vancouver, BC, V6C 2W2
Head Office: 604-682-6229, Investor Relations: Email: inform@formcap.com - Or visit our Web site at: formcap.com

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